May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: HCWB Biologics Inc.

Registration Statement on Form S-1

File No. 333-287136

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC (“Maxim”), as placement agent, hereby concurs in the request by HCW Biologics Inc. that the effective date of the above-referenced Registration Statement be accelerated to 5:00 PM, Eastern Time, on Tuesday, May 13, 2025, or as soon thereafter as may be practicable.

Maxim affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Maxim Group LLC

By:	_/s/ Ritesh Veera ________________
Name: Ritesh Veera Title: Co-Head of Investment Banking

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